April 14, 2010

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Strategic Allocations Portfolio, Inc.

File Nos. 033-88334, 811-08934

Post Effective Amendment Number 36

ING Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

Post Effective Amendment Number 41

ING Variable Portfolios Inc.

(File Nos. 333-05173; 811-07651

Post Effective Amendment Number 54

ING Money Market Portfolio

(File Nos. 002-53038; 811-02565)

Post Effective Amendment Number 68

ING Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

Post Effective Amendment Number 74

ING Variable Funds

(File Nos. 002-51739; 811-2514)

Post Effective Amendment Number 80

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on March 25, 2010, for Post-Effective Amendment numbers 36, 41, 54, 68, 74 and 80 to the Registration Statement for ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Variable Portfolios, Inc., ING Money Market Portfolio, ING Intermediate Bond Portfolio, and ING Variable Funds, respectively (each a “Registrant” and collectively the “Registrants”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Summary Prospectus - General Comment

1.	Comment: The Staff requested that the Registrants remove disclosure regarding e-delivery from the table of contents page. The disclosure can appear elsewhere in the summary prospectus.

Response: The Registrants have removed the e-delivery disclosure from the table of contents of the statutory prospectus.

Summary Prospectus - Item 3 – Fee Table

2.	Comment: The Staff requested that the second sentence of the first paragraph of the narrative regarding estimation of expense information be removed as the disclosure is neither required nor permitted in the Summary Prospectus if the Portfolio is not new.

Response: The Registrants have deleted the second sentence.

3.	Comment: The Staff believes that the third, fourth and fifth sentences of the narrative are too long and should be consolidated. In addition, the fourth sentence refers to a “prospectus summary” and the Staff feels that could be confusing due to the Summary Prospectus initiative.

Response: The Registrants will revise the disclosure to read as follows: “The table does not reflect fees or expenses that are, or may be, imposed under an insurance company separate account serving as an investment option under variable annuity contracts or variable life insurance policies (“Variable Contract”) or a qualified pension or retirement plan (“Qualified Plan”). For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

4.	Comment: The Staff requested that the line item in the table for acquired fund fees and expenses be removed if there are none.

Response: The line item for acquired fund fees and expenses in the table will be removed if the Portfolio has not incurred any.

5.	Comment: The Staff requested that recoupments be removed from the line item “Waivers, Reimbursements and Recoupments” in the table if there are no recoupments; and if recoupments occur, the Staff requested that they be reflected in Other Expenses.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Response: The Registrants have removed “Recoupments” from the line item entitled “Waivers, Reimbursements and Recoupments.” None of the Portfolios were affected by recoupments.

6.	Comment: The Staff requested that all footnotes (except the footnote relating to (1) operating expenses being higher than that shown in the financial highlights because acquired fund fees and expenses are not reflected in the financial highlights; and (2) expense limitations and waivers) be removed. In addition, the Staff requested that the Registrant consider summarizing the expense limitation/waiver disclosure on those Portfolios that have multiple waivers

Response: The Registrants have removed the footnotes as requested and has also condensed the footnote regarding expense limitations and waivers, where necessary.

7.	Comment: The Staff requested confirmation that all waivers and expense limitations are in effect for one full calendar year.

Response: The Registrants confirm that all waivers and expense limitations are in effect for at least one full calendar year.

8.	Comment: The Staff requested that the line item that currently reads “Total Portfolio Operating Expenses” be revised to read “Total Annual Portfolio Operating Expenses” and that the line item that currently reads “Net Portfolio Operating Expenses” be revised to read “Total Annual Portfolio Operating Expenses After Waivers and Reimbursements.”

Response: The Registrants have made the requested revisions.

Summary Prospectus - Item 3 – Example

9.	Comment: The Staff requested that that the disclosure in the narrative regarding the examples reflecting the expense limitation agreement and/or waivers be deleted in cases in which a Portfolio does not have an expense limitation agreement or waiver.

Response: The Registrant appreciates the comment, but notes that expense limits/waiver agreements may be in effect at the time of the filing of this registration statement that have not yet been activated and are therefore not reflected in the expense table. Additionally, the Registrant notes that a Portfolio that is not currently the beneficiary of an expense limit/waiver agreement may be in the future. The Registrant does not believe that Item 3 is intended to prevent the

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Registrant from disclosing such circumstances, and accordingly, the Registrant believes that the current disclosure is in compliance with Instruction 3(e) to Item 3.

10.	Comment: The Staff requested that the reference to “Sold or Held” in the table be removed as this is not applicable to variable portfolios.

Response: The Registrants have made the requested change.

Summary Prospectus - Item 4 – Investments and Risks

11.	Comment: The Staff requested that the disclosure regarding the 60-day notification of any change in the Rule 35d-1 disclosure be moved out of the Summary Prospectus as it does not belong in Item 4.

Response: The Registrants appreciate the comment, but believes that the Rule 35d-1 disclosure is an important part of the principal investment strategies.

12.	Comment: The Staff commented that the Registrant has not summarized the strategy and risks as stated in Item 4. Please summarize the strategy and risks and move additional details to Item 9.

Response: The Registrants currently provide the risk description in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the prospectuses. However, with respect to the description of principal investment strategies, the Registrants do not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrants may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus. The Registrants believe that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrants’ presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrants’ previous disclosure of this information and is followed by other funds in the industry.

13.	Comment: The Staff requested that the Registrants identify in Item 4 or Item 9 the extent to which a Portfolio’s investments may subject it to particular risks relative to other funds.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Response: The Registrants appreciate the comment, but believes that it has identified the principal risks of each Portfolio in Item 4 and that it is not necessary to qualify the principal risks with percentages as the information necessary to determine the extent of a Portfolio’s exposure to a particular risk is contained in the principal investment strategies.

14.	Comment: The Staff requested that a risk for portfolio turnover be added any time there is a sentence in the principal investment strategies that the fund may engage in frequent and active trading.

Response: The Registrants will remove all references to frequent and active trading in the principal investment strategies since an entire section regarding portfolio turnover is contained in the Summary Prospectus. It would be repetitive to add a risk since the risk is already stated in Item 2.

15.	Comment: The Staff requested that the Registrants clarify that there is corresponding strategy disclosure for Liquidity risk.

Response: The Registrants believe that Liquidity Risk is a risk to all mutual funds regardless of its principal investment strategies.

Summary Prospectus - Item 4 – Performance Information

16.	Comment: The Staff asked for clarification with regard to the sentence in the narrative for the performance tables which directs investors not to compare the fund’s performance directly with performance of other products without taking into account all fees and expenses payable under variable contracts and qualified plans. In particular, the Staff requested that we clarify what “products” means. In addition, the Staff requested that we explain why we think it is not appropriate for an investor to compare the performance as they believe it is appropriate especially considering that we have already stated that the performance does not include additional fees and expenses of the insurance contract and that if it did, the performance would be lower.

Response: The Registrants have revised the disclosure to replace “products” with “other investment products.” In addition, the Registrants believe that the language is clear in disclosing to the investor that he/she should compare the performance but only after taking into account the fees charged at the investment product level.

17.

Comment: For funds that have more than one class of shares in the performance charts, the Staff requested that we remove the disclosure in the narrative preceding the chart stating that if one class has higher/lower expenses the performance of the

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

other class would be lower/higher. The Staff stated that Form N-1A only allows a new class that has no performance to state that the comparing class has higher/lower expenses and therefore the performance would be lower/higher.

Response: The Registrants appreciate the comment but, notwithstanding the requirements of Form N-1A regarding a new class showing the performance of a comparing class, the Registrants believe that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan. 28, 1993). Furthermore, the Registrants believe it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

18.	Comment: The Staff requested that the Registrants remove the sentence in the narrative preceding the performance charts that states that the index return does not reflect deduction for fees, expenses or taxes and move it to a parenthetical following the index in the table.

Response: The Registrants appreciate the comment, but believe that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table. The Registrants has added it as a footnote to the table.

19.	Comment: The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response: The Registrants appreciate the comment, but believe that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

20.	Comment: The Staff requested that the footnote to the performance table that states that the index performance is as of the date closest to the Class’ inception for which data is available should be removed as a footnote and incorporated into the table.

Response: The Registrants appreciate the comment, but believe that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table. The Registrants prefer to add it as a footnote to the table. In addition, index performance is only provided for the first business day of each month and so the Registrants provide it for the date closest to the class’ inception as stated in the footnote.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

21.	Comment: The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response: The Registrants will consider the comment in upcoming registration statements; however, due to cost and time constraints, the Registrants will continue to use the parentheticals for this filing.

22.	Comment: The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response: The Registrants appreciate the comment but believe that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

23.	Comment: For Portfolios using adjusted performance, the Staff asked for clarification of the meaning of “adjusted” and for the basis of the presentation.

Response: The Registrants will ensure that disclosure is contained in the narrative to the Calendar Year Total Returns and the Average Annual Total Return table that explains the fact that the return is adjusted for higher expenses of the comparative class. With regard to the basis for the performance, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan. 28, 1993). Furthermore, the Registrants believe it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

24.	Comment: The Staff observed that the narrative for the performance information states that performance can be located at a specific web site. However, upon checking the website, the Staff was unable to locate performance information for the variable portfolios.

Response: The Registrants have removed the statement. Individual variable contract owners or plan participants will be sent to the appropriate website through their variable product level prospectus or the governing documents of their qualified plan.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Summary Prospectus - Item 6 – Purchase and Sale of Portfolio Shares

25.	Comment: The Staff requested that the Registrants confirm that this disclosure accurately describes how one can purchase and sell funds shares. In addition, please (i) clarify that the funds can only be purchased through variable products or qualified plans; (ii) revise the disclosure to indicate that fund shares may be bought and sold at the fund’s website or by contacting the fund via mail or phone; and (iii) add disclosure regarding payments by the funds to broker-dealers or other intermediaries that sell the contract and, if applicable, use the term “conflict of interest.”

Response: The Registrant has revised the disclosure to confirm how Portfolio shares can be bought and sold and that they can only be purchased through variable products or qualified plans. In addition, the Registrant has revised the Item 8 disclosure as discussed in comment 27 below.

Summary Prospectus - Item 7 – Tax Information

26.	Comment: The Staff requested that Item 7 be added to the Summary Prospectus and that the Registrants add a reference to the location of the tax section in the statutory prospectus.

Response: The Registrants have added the following disclosure as required by Item 7 of Form N-1A to the Summary Prospectus:

“Distributions made by the Portfolio to a Variable Contract or Qualified Plan, and exchanges and redemptions of Portfolio shares made by a Variable Contract or Qualified Plan, ordinarily do not cause the corresponding contract holder or plan participant to recognize income or gain for federal income tax purposes. See the accompanying contract prospectus or the governing documents of your Qualified Plan for information regarding the federal income tax treatment of the distributions to your Variable Contract or Qualified Plan and the holders of the contracts or plan participants.”

Summary Prospectus - Item 8 – Payments to Broker-Dealers and Other Financial Intermediaries.

27.	Comment: The Staff requested that disclosure be revised to include conflicts of interest language.

Response: The Registrants have revised the disclosure as requested.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Statutory Prospectus - Item 9

28.	Comment: The Staff believes that the risks should be tied back to which Portfolio they apply to. The Staff suggested a table or parentheticals after each risk

Response: The Registrant appreciates the comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

29.	Comment: The Staff believes that some of our risks are too long. In particular, the Staff pointed to the Foreign Investments risk.

Response: The Registrants have shortened some of the risks (in particular, Foreign Investments risk) after the 485a filing was filed. The Registrants believe that the current risk disclosure is appropriate.

30.	Comment: The Staff requested that disclosure be added to the financial highlights that reflecting insurance or contract charges would lower total return.

Response: The Registrants have already included that information as a footnote to all financial highlights.

Fund Specific Comments

Funds-of-Funds

31.	Comment: For all funds-of-funds, the Staff requested that disclosure be added to the principal investment strategies that the fund is a fund-of-fund.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Response: The Registrant believes that the first sentence of each Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

32.	Comment: The Staff requested that the Registrant clarify in the principal investment strategies whether the principal risks stated in the prospectuses are those of the funds-of-funds or if they are principal risks of both the fund-of-funds and the underlying funds.

Response: The Registrant believes that many of the risks of the underlying funds are also principal risks of the Portfolios. In addition, the Registrant has revised the introductory paragraph of the risk section to ensure that it is clear that the risks can apply to the Portfolios and the Underlying Funds.

33.	Comment: The Staff feels that the Other Investment Companies risk does not mention that an investor in a fund-of-funds is subject to higher fees and expenses than if the investor had invested directly in an underlying fund.

Response: The Registrant appreciate the comment but believe that the last sentence of this risk in the summary section clearly states that the investor is subject to his/her proportionate share of the expenses of the underlying funds in addition to the fees and expenses of the Portfolio.

34.	Comment: The Staff requested that we remove the footnote to the portfolio manager section as they take the position that members of an allocation committee that are responsible for the day-to-day management of a Portfolio are considered portfolio managers.

Response: The Registrant will remove the footnote as requested and add the title of “Committee Member” for each member of an allocation committee.

35.	Comment: The Staff requested that the Registrants revise the formatting of the page in the statutory prospectus entitled “More Information About the Portfolio.” The Staff feels that the sections entitled “Asset Allocation is no Guarantee Against Loss” and “Performance of the Underlying Funds will Vary” are meant as principal risks and should be moved to after the heading entitled “Additional Information About the Portfolio’s Risks.”

Response: The Registrants have moved the disclosure as requested.

Regular Funds

ING Balanced Portfolio

36.	Comment: The Staff observed that the investment objective includes a statement regarding the objective prior to July 15, 2010 and the objective after July 15, 2010. Please revise the disclosure to indicate what is taking place. In addition, remove the strategies discussion from the investment objective unless the objective is described this way in the Portfolio’s documents.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Response: As noted in the principal investment strategies, there has been no change in the principal investment strategies of the Portfolio. The change in the investment objective effective July 15 is a clarification of the current investment objective. The Registrant believes that the investment objective is appropriately disclosed and is described in the same way as in the current disclosure.

37.	Comment: The Staff requested that the strategy disclosure be revised as it is too long for a summary and mentioned in particular the fixed income explanation and that is includes statements inappropriate for Item 4. The Staff requested that some of the information be moved to Item 9.

Response: The Registrant has revised the disclosure.

38.	Comment: The Staff stated that the first sentence refers to achieving the Portfolio’s investment objectives. Please revise to investment objective as there is only one.

Response: The Registrant has made the requested revision.

39.	Comment: The Staff requested that the 2nd sentence of the third paragraph of principal investment strategies be revised to add “in” after “invest.”

Response: The Registrant has made the requested revision.

ING BlackRock Science and Technology Portfolio

40.	Comment: The Staff requested that the disclosure regarding temporary investments be removed from the summary prospectus as this is not a part of the principal investment strategies of the Portfolio.

Response: The Registrant has removed the disclosure. A temporary defensive strategy section is included in the statutory prospectus.

ING Growth and Income Portfolio

41.	Comment: The Staff requested that within the investment objective the term “total return” be clearly defined. The Staff also believes that the second sentence is not clear and requested confirmation that the stated investment objective mirrors the disclosure contained in the current prospectus.

Response: The Registrant believes that the description of the investment objective is clear. The investment objective, as stated, is exactly the same as the

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

disclosure contained in the current disclosure documents. In addition, any change in the investment objective would require 60 day notification to shareholders.

42.	Comment: The Staff believes that the 6th paragraph of the principal investment strategies that discusses the team management approach is neither permitted nor required in Item 4.

Response: The Registrant has moved the disclosure to the management section of the statutory prospectus.

ING Intermediate Bond Portfolio

43.	Comment: The Staff requested that within the investment objective the term “total return” be clearly defined. The Staff also believes that the second sentence is not clear and requested confirmation that the stated investment objective mirrors the disclosure contained in the current prospectus.

Response: The Registrant believes that the description of the investment objective is clear. The investment objective, as stated, is exactly the same as the disclosure contained in the current disclosure documents. In addition, any change in the investment objective would require 60 day notification to shareholders.

44.	Comment: The Staff requested that the Registrant remove Equity Securities risk or include corresponding disclosure in the principal investment strategies.

Response: The Registrant has removed Equity Securities risk but has Company risk and Market risk as the Portfolio may invest in preferred stock.

ING Opportunistic LargeCap Portfolio

45.	Comment: The Staff stated that large-capitalization companies are defined as companies with market capitalization of at least $3 billion. Please confirm this is accurate.

Response: The Sub-Adviser defines large-capitalization companies as those with market capitalization of at least $3 billion. The disclosure is accurate.

All Index Portfolios (except ING Russell Global Large Cap Index 75% Portfolio and ING WisdomTree Global High Yielding Equity Index Portfolio)

46.

Comment: The Staff stated that each Portfolio has adopted a policy that the Portfolio will invest at least 80% of its asset in the equity securities of companies included in an index. Subsequent disclosure indicates that under normal market

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

conditions substantially all of each Portfolio’s assets will be invested in equity securities of companies in the index. The latter statement is more consistent with a passive index fund and the expectations derived from each Portfolio’s name. In seeking results that correspond to an index, the Portfolio’s investments in companies in the index should be well above 80% of net assets.

Response: The Registrant believes that the “substantially all” conforms to the guidance that the SEC provided for Rule 35d-1. Further, the Registrant has adopted an 80% policy and would be required to provide 60 days prior notice to shareholders prior to changing the policy. However, in normal circumstances, each Portfolio will invest all or substantially all of its assets in the equity securities of companies in an index.

ING Russell Global Large Cap Index 75% Portfolio

47.	Comment: The Staff requested that the disclosure in the principal investment strategies be revised to indicate that a contract holder should consult his/her product prospectus or insurance company regarding exchange options.

Response: The Portfolio has been liquidated and will not be included in the prospectus dated April 30, 2010.

ING Strategic Allocation Portfolios

48.	Comment: The Staff requested that the Registrant disclose the types of fixed-income securities in which the Portfolios, through the underlying funds, will invest and to provide the corresponding risks.

Response: The Registrant believes that the disclosure with regard to the fixed-income securities in which the Portfolio invests through the underlying funds is accurate and that the corresponding risks are accurately identified.

* * * * * * * * * * * * * * *

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14 2010

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli Senior Counsel ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Phillip H. Newman, Esq.
Goodwin Procter LLP

Attachment A

April 14, 2010

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Strategic Allocations Portfolio, Inc.

File Nos. 033-88334, 811-08934

Post Effective Amendment Number 36

ING Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

Post Effective Amendment Number 41

ING Variable Portfolios Inc.

(File Nos. 333-05173; 811-07651

Post Effective Amendment Number 54

ING Money Market Portfolio

(File Nos. 002-53038; 811-02565)

Post Effective Amendment Number 68

ING Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

Post Effective Amendment Number 74

ING Variable Funds

(File Nos. 002-51739; 811-2514)

Post Effective Amendment Number 80

Dear Mr. Foor:

ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Variable Portfolios, Inc., ING Money Market Portfolio, ING Intermediate Bond Portfolio, and ING Variable Funds (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr. Chief Counsel ING U.S. Legal Services

Attachments

cc:	Philip H. Newman
Goodwin Procter LLP